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                                    EXHIBIT 99.2

                               GATEFIELD CORPORATION
                               1999 STOCK OPTION PLAN

                               STOCK OPTION AGREEMENT
                     (INCENTIVE AND NONSTATUTORY STOCK OPTIONS)

       Pursuant to your Stock Option Grant Notice ("Grant Notice") and this Stock Option Agreement, Gatefield Corporation (the "Company") has granted you an option under its 1999 Stock Option Plan (the "Plan") to purchase the number of shares of the Company's Common Stock indicated in your Grant Notice at the exercise price indicated in your Grant Notice. Defined terms not explicitly defined in this Stock Option Agreement but defined in the Plan shall have the same definitions as in the Plan.

       The details of your option are as follows:

       1.     VESTING.

              (a) Subject to the limitations contained herein, the shares covered by your option will vest (and become exercisable) as provided in your Grant Notice, provided that vesting will cease upon the termination of your Continuous Service.

              (b) Notwithstanding any other provision of this Stock Option Agreement or of the Plan to the contrary, in the event of the occurrence of a transaction described in subsections 11(c) or 11(d) of the Plan (hereafter, a "Change in Control") and if this option remains in effect following such Change in Control or if this option is assumed or a similar option substituted for this option in connection with a Change in Control, then the vesting and exercisability of the shares covered by this option (or by any substituted option) shall accelerate so that fifty percent (50%) of any unvested shares covered by this option shall immediately vest and become exercisable upon the effective date of the Change in Control. The remaining fifty percent (50%) of the unvested shares covered by this option (or by any substituted option) shall vest and become exercisable in accordance with the original schedule for vesting and exercisability (as provided in the Grant Notice), but in no event shall such remaining period of vesting be longer than two (2) years from the effective date of the Change in Control. Moreover, if your Continuous Service is terminated without Cause (as defined below) or you voluntarily terminate your Continuous Service due to a Constructive Termination (as defined below) within one (1) month prior to the effective date of the Change in Control or within six (6) months following the effective date of the Change in Control, then all remaining unvested shares covered by this option (or by any substituted option) shall vest and become exercisable as of the date of such termination.

       For purposes of this subparagraph 1(b) only, Cause means (i) conviction of, a guilty plea with respect to, or a plea of NOLO CONTENDERE to a charge that you have committed a felony under the laws of the United States or of any state or a crime involving moral turpitude, including, but not limited to, fraud, theft, embezzlement or any crime that results in or is intended to result in

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personal enrichment at the expense of the Company or an Affiliate; (ii)
material breach of any agreement entered into between you and the Company or an Affiliate that impairs the Company's or the Affiliate's interest therein;
(iii) willful misconduct, significant failure by you to perform your duties, or gross neglect by you of your duties; or (iv) engagement in any activity that constitutes a material conflict of interest with the Company or any Affiliate.

       For purposes of this subparagraph 1(b) only, Constructive Termination means the occurrence of any of the following events or conditions: (i) (A) a change in your status, title, position or responsibilities (including reporting responsibilities) which represents an adverse change from your status, title, position or responsibilities as in effect at any time within ninety (90) days preceding the date of a Change in Control or at any time thereafter; (B) the assignment to you of any duties or responsibilities which are inconsistent with your status, title, position or responsibilities as in effect at any time within ninety (90) days preceding the date of a Change in Control or at any time thereafter; or (C) any removal of you from or failure to reappoint or reelect you to any of such offices or positions, except in connection with the termination of the your Continuous Service for Cause, as a result of the your Disability or death or by you other than as a result of Constructive Termination; (ii) a reduction in your annual base compensation or any failure to pay you any compensation or benefits to which you are entitled within five (5) days of the date due; (iii) the Company's requiring you to relocate to any place outside a twenty (20) mile radius of your current work site, except for reasonably required travel on the business of the Company or its Affiliates which is not materially greater than such travel requirements prior to the Change in Control; (iv) the failure by the Company to (A) continue in effect (without reduction in benefit level and/or reward opportunities) any material compensation or employee benefit plan in which you were participating at any time within ninety (90) days preceding the date of a Change in Control or at any time thereafter, unless such plan is replaced with a plan that provides substantially equivalent compensation or benefits to you, or (B) provide you with compensation and benefits, in the aggregate, at least equal (in terms of benefit levels and/or reward opportunities) to those provided for under each other employee benefit plan, program and practice in which you were participating at any time within ninety (90) days preceding the date of a Change in Control or at any time thereafter; (v) any material breach by the Company of any provision of an agreement between the Company and you, whether pursuant to this Plan or otherwise, other than a breach which is cured by the Company within fifteen
(15) days following notice by you of such breach; or (vi) the failure of the Company to obtain an agreement from any successors and assigns to assume and agree to perform the obligations created under the Plan.

       (c) Notwithstanding, subparagraph 1(b) above, in the event the potential acceleration of vesting and exercisability of the shares covered by this option would cause a contemplated Change in Control transaction that would otherwise be accounted for as a "pooling-of-interests" transaction to become ineligible for such accounting treatment under generally accepted accounting principles as determined by the Company's independent public accountants (the "Accountants") prior to the Change in Control, such acceleration shall not occur.

       (d) Notwithstanding any other provision of this paragraph (1) to the contrary, in the event that the acceleration of the vesting and exercisability of the shares covered by this option as provided for in this Stock Option Agreement and benefits otherwise payable to you (i)

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constitute "parachute payments" within the meaning of Section 280G (as it may be amended or replaced) of the Code and (ii) but for this subparagraph 1(d) would be subject to the excise tax imposed by Section 4999 (as it may be amended or replaced) of the Code (the "Excise Tax"), then your benefits hereunder shall be delivered to such lesser extent which would result in no portion of such benefits being subject to the Excise Tax; PROVIDED, HOWEVER, that the benefits hereunder shall be reduced only to the extent necessary only after all cash and all restricted stock otherwise payable to you and which constitute "parachute payments" have been returned. Unless the Company and you otherwise agree in writing, any determination required under this subparagraph 1(d) shall be made in writing in good faith by the Accountants. For purposes of making the calculations required by this subparagraph 1(d), the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of the Code. The Company and you shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this subparagraph 1(d). The Company shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this subparagraph 1(d).

       2. NUMBER OF SHARES AND EXERCISE PRICE. The number of shares of Common Stock subject to your option and your exercise price per share referenced in your Grant Notice may be adjusted from time to time for capitalization adjustments, as provided in the Plan.

       3. EXERCISE PRIOR TO VESTING ("EARLY EXERCISE"). If permitted in your Grant Notice (i.e., the "Exercise Schedule" indicates that "Early Exercise" of your option is permitted) and subject to the provisions of your option, you may elect at any time that is both (i) during the period of your Continuous Service and (ii) during the term of your option, to exercise all or part of your option, including the nonvested portion of your option; provided, however, that:

       (a) a partial exercise of your option shall be deemed to cover first vested shares of Common Stock and then the earliest vesting installment of unvested shares of Common Stock;

       (b) any shares of Common Stock so purchased from installments that have not vested as of the date of exercise shall be subject to the purchase option in favor of the Company as described in the Company's form of Early Exercise Stock Purchase Agreement;

       (c) you shall enter into the Company's form of Early Exercise Stock Purchase Agreement with a vesting schedule that will result in the same vesting as if no early exercise had occurred; and

       (d) if your option is an incentive stock option, then, as provided in the Plan, to the extent that the aggregate Fair Market Value (determined at the time of grant) of the shares of Common Stock with respect to which your option plus all other incentive stock options you hold are exercisable for the first time by you during any calendar year (under all plans of the Company and its Affiliates) exceeds one hundred thousand dollars ($100,000), your option(s) or portions thereof that exceed such limit (according to the order in which they were granted) shall be treated as nonstatutory stock options.

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       4.     METHOD OF PAYMENT.  Payment of the exercise price is due in full upon exercise of all or any part of your option. You may elect to make payment of the exercise price in cash or by check or in any other manner PERMITTED BY YOUR GRANT NOTICE, which may include one or more of the following:

              (a) In the Company's sole discretion at the time your option is exercised and provided that at the time of exercise the Common Stock is publicly traded, pursuant to a program developed under the rules and regulations promulgated by the Federal Reserve Board that, prior to the issuance of Common Stock, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds.

              (b) Provided that at the time of exercise the Common Stock is publicly traded, by delivery of already-owned shares of Common Stock either that you have held for the period required to avoid a charge to the Company's reported earnings (generally six months) and that you did not acquire, directly or indirectly from the Company, that are owned free and clear of any liens, claims, encumbrances or security interests, and that are valued at Fair Market Value on the date of exercise. "Delivery" for these purposes, in the sole discretion of the Company at the time you exercise your option, shall include delivery to the Company of your attestation of ownership of such shares of Common Stock in a form approved by the Company. Notwithstanding the foregoing, you may not exercise your option by tender to the Company of Common Stock to the extent such tender would violate the provisions of any law, regulation or agreement restricting the redemption of the Company's stock.

              (c)    Pursuant to the following deferred payment alternative:

                     (i) Not less than one hundred percent (100%) of the aggregate exercise price, plus accrued interest, shall be due four (4) years from date of exercise or, at the Company's election, upon termination of your Continuous Service.

                     (ii) Interest shall be compounded at least annually and shall be charged at the minimum rate of interest necessary to avoid the treatment as interest, under any applicable provisions of the Code, of any portion of any amounts other than amounts stated to be interest under the deferred payment arrangement.

                     (iii) At any time that the Company is incorporated in Delaware, payment of the Common Stock's "par value," as defined in the Delaware General Corporation Law, shall be made in cash and not by deferred payment.

                     (iv) In order to elect the deferred payment alternative if allowed, you must, as a part of your written notice of exercise, give notice of the election of this payment alternative and, in order to secure the payment of the deferred exercise price to the Company hereunder, if the Company so requests, you must tender to the Company a promissory note and a security agreement covering the purchased shares of Common Stock, both in form and substance satisfactory to the Company, or such other or additional documentation as the Company may request.

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       5.     WHOLE SHARES.  You may exercise your option only for whole shares of Common Stock.

       6. SECURITIES LAW COMPLIANCE. Notwithstanding anything to the contrary contained herein, you may not exercise your option unless the shares of Common Stock issuable upon such exercise are then registered under the Securities Act or, if such shares of Common Stock are not then so registered, the Company has determined that such exercise and issuance would be exempt from the registration requirements of the Securities Act. The exercise of your option must also comply with other applicable laws and regulations governing your option, and you may not exercise your option if the Company determines that such exercise would not be in material compliance with such laws and regulations.

       7. TERM. The term of your option commences on the Date of Grant and expires upon the EARLIEST of the following:

              (a) three (3) months after the termination of your Continuous Service for any reason other than your Disability or death, provided that if during any part of such three (3)-month period your option is not exercisable solely because of the condition set forth in the preceding paragraph relating to "Securities Law Compliance," your option shall not expire until the earlier of the Expiration Date or until it shall have been exercisable for an aggregate period of three (3) months after the termination of your Continuous Service;

              (b) twelve (12) months after the termination of your Continuous Service due to your Disability;

              (c) eighteen (18) months after your death if you die either during your Continuous Service or within three (3) months after your Continuous Service terminates;

              (d)    the Expiration Date indicated in your Grant Notice; or

              (e)    the tenth (10th) anniversary of the Date of Grant.

       If your option is an incentive stock option, note that, to obtain the federal income tax advantages associated with an "incentive stock option," the Code requires that at all times beginning on the date of grant of your option and ending on the day three (3) months before the date of your option's exercise, you must be an employee of the Company or an Affiliate, except in the event of your death or Disability. The Company has provided for extended exercisability of your option under certain circumstances for your benefit but cannot guarantee that your option will necessarily be treated as an "incentive stock option" if you continue to provide services to the Company or an Affiliate as a Consultant or Director after your employment terminates or if you otherwise exercise your option more than three (3) months after the date your employment terminates.

       8.     EXERCISE.

              (a) You may exercise the vested portion of your option (and the unvested portion of your option if your Grant Notice so permits) during its term by delivering a Notice of

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Exercise (in a form designated by the Company) together with the exercise price to the Secretary of the Company, or to such other person as the Company may designate, during regular business hours, together with such additional documents as the Company may then require.

              (b) By exercising your option you agree that, as a condition to any exercise of your option, the Company may require you to enter into an arrangement providing for the payment by you to the Company of any tax withholding obligation of the Company arising by reason of (1) the exercise of your option, (2) the lapse of any substantial risk of forfeiture to which the shares of Common Stock are subject at the time of exercise, or (3) the disposition of shares of Common Stock acquired upon such exercise.

              (c) If your option is an incentive stock option, by exercising your option you agree that you will notify the Company in writing within fifteen (15) days after the date of any disposition of any of the shares of the Common Stock issued upon exercise of your option that occurs within two (2) years after the date of your option grant or within one (1) year after such shares of Common Stock are transferred upon exercise of your option.

       9. TRANSFERABILITY. Your option is not transferable, except by will or by the laws of descent and distribution, and is exercisable during your life only by you. Notwithstanding the foregoing, by delivering written notice to the Company, in a form satisfactory to the Company, you may designate a third party who, in the event of your death, shall thereafter be entitled to exercise your option.

       10. RIGHT OF REPURCHASE. To the extent provided in the Company's bylaws as amended from time to time, the Company shall have the right to repurchase all or any part of the shares of Common Stock you acquire pursuant to the exercise of your option.

       11. OPTION NOT A SERVICE CONTRACT. Your option is not an employment or service contract, and nothing in your option shall be deemed to create in any way whatsoever any obligation on your part to continue in the employ of the Company or an Affiliate, or of the Company or an Affiliate to continue your employment. In addition, nothing in your option shall obligate the Company or an Affiliate, their respective shareholders, Boards of Directors, Officers or Employees to continue any relationship that you might have as a Director or Consultant for the Company or an Affiliate.

       12.    WITHHOLDING OBLIGATIONS.

              (a) At the time you exercise your option, in whole or in part, or at any time thereafter as requested by the Company, you hereby authorize withholding from payroll and any other amounts payable to you, and otherwise agree to make adequate provision for (including by means of a "cashless exercise" pursuant to a program developed under the rules and regulations promulgated by the Federal Reserve Board to the extent permitted by the Company), any sums required to satisfy the federal, state, local and foreign tax withholding obligations of the Company or an Affiliate, if any, which arise in connection with your option.

              (b) Upon your request and subject to approval by the Company, in its sole discretion, and compliance with any applicable conditions or restrictions of law, the Company

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may withhold from fully vested shares of Common Stock otherwise issuable to you upon the exercise of your option a number of whole shares of Common Stock having a Fair Market Value, determined by the Company as of the date of exercise, not in excess of the minimum amount of tax required to be withheld by law. If the date of determination of any tax withholding obligation is deferred to a date later than the date of exercise of your option, share withholding pursuant to the preceding sentence shall not be permitted unless you make a proper and timely election under Section 83(b) of the Code, covering the aggregate number of shares of Common Stock acquired upon such exercise with respect to which such determination is otherwise deferred, to accelerate the determination of such tax withholding obligation to the date of exercise of your option. Notwithstanding the filing of such election, shares of Common Stock shall be withheld solely from fully vested shares of Common Stock determined as of the date of exercise of your option that are otherwise issuable to you upon such exercise. Any adverse consequences to you arising in connection with such share withholding procedure shall be your sole responsibility.

              (c) You may not exercise your option unless the tax withholding obligations of the Company and/or any Affiliate are satisfied. Accordingly, you may not be able to exercise your option when desired even though your option is vested, and the Company shall have no obligation to issue a certificate for such shares of Common Stock or release such shares of Common Stock from any escrow provided for herein.

       13. NOTICES. Any notices provided for in your option or the Plan shall be given in writing and shall be deemed effectively given upon receipt or, in the case of notices delivered by mail by the Company to you, five (5) days after deposit in the United States mail, postage prepaid, addressed to you at the last address you provided to the Company.

       14. GOVERNING PLAN DOCUMENT. Your option is subject to all the provisions of the Plan, the provisions of which are hereby made a part of your option, and is further subject to all interpretations, amendments, rules and regulations which may from time to time be promulgated and adopted pursuant to the Plan. In the event of any conflict between the provisions of your option and those of the Plan, the provisions of the Plan shall control.